FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 9, 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: British Energy Bondholders dated December 9, 2002




British Energy plc Bondholder Community

Following the announcement of British Energy plc's restructuring proposals on 28 November 2002 please note that an Ad Hoc Bondholders' Committee
("The Committee") has been formed to examine the terms of the restructuring of British Energy.

The Committee has appointed Cadwalader, Wickersham & Taft and Close Brothers Corporate Finance as its respective legal and financial advisers.

The Committee wishes to identify all holders of the Bonds listed below:

Year                               Coupon Rate %

2003                               5.949

2006                               6.007

2016                               6.202


If you hold any of the above Bonds of British Energy, please contact the Committee's legal or financial advisers, without delay.

Their contact details are as follows:

Andrew Wilkinson of Cadwalader, Wickersham & Taft (+ 44 (0) 207 170 8740, email: andrew.wilkinson@cwt-uk.com)

Martin Gudgeon of Close Brothers Corporate Finance (+ 44 (0) 207 655 3171, email: martin.gudgeon@cbcf.com).



Andrew Dowler           020 7831 3113      (Financial Dynamics, Media Enquiries)
Paul Heward             01355 262201       (British Energy, Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 9, 2002                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations